                                     FILED BY MOORE CORPORATION LIMITED PURSUANT
                                    TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                SUBJECT COMPANY: WALLACE COMPUTER SERVICES, INC.
                                                 COMMISSION FILE NO.: 333-103205

                                MOORE CORPORATION

                             MODERATOR: (ROB BURTON)
                                 APRIL 29, 2003
                                   9:00 AM CT

Operator:               Good morning. My name is (Mandy) and I will be your
                        conference facilitator today. At this time I would like to welcome everyone to the Moore first quarter conference call.

                        All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this meeting simply press star then the number one on your telephone keypad. And questions will be taken in the order they are received. If you would like to withdraw your question press star then the number two. Thank you.

                        The host of today's call is Mr. Mark Angelson, the Company's Chief Executive Officer. (Rob Burton), the company's Senior Vice President of Investor Relations will begin the call with a quick disclosure.

                        Gentlemen you may begin your conference.

(Rob Burton):           Good morning and welcome to the Moore Corporation
                        Limited first quarter 2003 conference call. Today's call
                        will be hosted by Mark Angelson, the company's Chief
                        Executive Officer and members of its senior management
                        team.
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                        Before I turn the call over to Mr. Angelson I'd like to
                        remind everyone that certain materials covered on today's call are considered forward-looking and covered under the company's Safe Harbor provision of the United
                        States Private Securities Litigation Reform Act of 1995.
                        For further details regarding this provision please reference page number four of the company's press release that was issued last night.

                        And with that I'd like to turn the call over to Mr. Angelson.

Mark Angelson:          Thank you (Rob) and good morning ladies and gentlemen.
                        I'm here this morning with Mark Hiltwein who will join me in making remarks to you and Tom Oliva, Dean Cherry, Tom Quinlan and (Ted Theopolis). As usual I may direct all or part of some of your questions to my colleagues.

                        Before we begin I have two housekeeping items. The first is that our lawyers have asked me to limit my responses to questions about the Wallace transaction to material which is contained in our S4 where otherwise already a matter of the public record.

                        The second is that we will not be presenting at a New York Stock Exchange conference this Wednesday because we held our annual shareholder's meeting in the Toronto area last week. And everyone who's been to that part of the world in the ten days preceding the conference has been gently discouraged from attending.

                        I am pleased to report that we are well but of course we respect the advice of the New York Stock Exchange. This is actually good news for us because I was wondering what I'd be able to say on Wednesday in light of the legal


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                        restrictions on talking about Wallace and the fact that
                        we're talking about our first quarter in today's conference call.

                        The Wallace shareholders are due to vote on the merger on May 15 and we plan to close as soon as possible after the vote in accordance with the terms of the merger agreement. We propose to make ourselves available in a substitute forum shortly after the closing when the legal restrictions have been lifted. And when we determine that forum and its date and time we will post it on our Web site and will make other appropriate disclosure.

                        In the face of a very tough economic environment we once again delivered on our financial commitments and continued to gain across all of our market segments. Our results demonstrate that our continued focus on becoming the low cost producer coupled with extensive one-stop shopping cross-selling strategy continues to work.

                        Going into the year we budgeted for a soft print market and overall weak economic environment. With that being said we have continued to eliminate excess cost from our operating structure as we fully leverage our purchasing and technology expenditures and improve manufacturing and operational efficiencies. This approach to managing our business has allowed us to meet and exceed our financial expectations yet again.

                        For the first quarter and speaking purely in GAAP terminology, income from operations increased 64% from the corresponding period last year and earnings per share increased 136% from the corresponding period last year.

                        Although we continue to focus on cost containment we have also increased our sales effort. This hard work resulted in across the board sales wins in each of our segments. We have recently won or extended multi-year contracts with


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                        telecommunications, data processing and financial
                        services companies and our sales pipeline remains strong.

                        Our cross-selling approach continues to surpass our expectations. (Bob Nelson) and his fine team have built on their initial success in 2002 and are off to a solid start to 2003. We continue to expand relationships with existing work clients as we offer them a full pallet of services.

                        We continue to see a changing environment for customer relationships. Clients are consolidating vendors and seeking strategic partners for all of their print needs. We believe that this factor plays to the strength of our organization and that the addition of the Wallace platform will strengthen our sales organization, broaden our already diverse product offering and give us access to new customers.

                        Though the economy has been a challenge during the first quarter of the year, our job is to manage the company without excuses and to live up to the commitments that we have made to customers, shareholders and employees. I am proud of our team's performance in this very challenging environment, particularly so in light of the results announced recently by many of the leading participants in our sector.

                        I believe that we have great opportunity before us and the pending merger with Wallace will provide us with a launching pad for future success. This is a very exciting time for us and although we are still working our tails off we are still having fun.

                        On the subject of Wallace I am allowed to say the following. The money necessary to consummate the merger was raised and in the bank before the bombs started dropping in Iraq. The Hart-Scott-Rodino waiting period


                                      -4-
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                        expired uneventfully without a second request. We had a
                        constructive dialogue with the SEC and our S4 has been effective since mid-April.

                        The Wallace shareholder vote is scheduled for the morning of May 15. To the best of my knowledge there have been no material adverse changes. Seventeen days and counting.

                        We are very pleased with the Wallace platform. We are very pleased with Wallace's information technology. We are very pleased with the best Wallace sales information technology and manufacturing people, several of whom will serve in senior roles in the combined company.

                        We have focused on integration issues constantly since January 17. I am pleased to announce that Tom Quinlan has been appointed Executive Vice President of Business Integration and commencing at the closing will be the Moore Wallace executive primarily responsible for us achieving our synergy goals working closely with me, our senior operating people, our information technology facilities human resources and benefits executive and of course our finance legal (unintelligible).

                        We will be ready to go on May 15 and we'll have a lot more to report 90 days from now when we welcome you to the first Moore Wallace Incorporated earnings call.

                        And with that I give you Mark Hiltwein.

Mark Hiltwein:          Thank you Mark. Today I have three items to cover.
                        First, the general overview followed by a summary of the financial statements. And then I would like to discuss our business segment performance.


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                        The first quarter of 2003 extends to nine straight
                        quarters Moore's commitment to meeting and exceeding our budget and to delivering positive results to our investors.

                        Our first quarter GAAP performance reflected increase in earnings per share of 15 cents from 11 cents last year to a profit this year of 26 cents; an increase of 136%.

                        This strong financial performance illustrates our continued control of our SG&A expenses as well as the improvement of our cost of sales resulting from purchasing synergies and our move toward best in class manufacturing production. This discipline is in line with our conservative, budgeting methodology.

                        When we put our 2003 plan together in the fourth quarter of 2002 we anticipated a difficult economy as well as the prospect of war. In doing so all of our plant and business segments built contingency plan in each of their budgets with the expectation that if revenue is declined 5%, 10% or 15% specific cost actions would need to be taken to ensure that their operating income number would be achieved.

                        Although volumes declined in Q1 we feel that we're in a good position to continue to deliver on our earnings commitments to our investors. We also believe that our diverse revenue base and our customer desire for us to provide one-stop shopping through our cross-selling effort has enabled us to withstand some of the revenue contractions.

                        With this as a backdrop I'll provide a summary of the financial statements. The balance sheet at March 31, 2003 reflects $900.2 million of restricted cash as well as prepaid acquisition related debt. The balances relate to the funds

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                        needed to finance the Wallace acquisition and the
                        company's desire to fund the transaction prior to the war and prior to the dealing closing.

                        The cash and debt discussions to follow will not include the balances related to the combination. Net cash of $94.6 million versus $28.3 million for the first quarter ended March 31, 2002 and $121.5 million for the year ended March 31, 2002.

                        Total debt of $189.6 million compares to the balance of $187.6 million at March 31, 2002 and $189.6 million at December 31, 2002. Our net debt position at quarter end was $95 million versus $159.3 million at the quarter ended of 2002 and $68.1 million at December 31, 2002; mainly the result of acquisition related fees and prepaid interest.

                        Shareholder's equity increased by $43.3 million from $382.5 million at December 31, 2002 to $425.8 million at March 31, 2003. Our average cost of barring was 6.3% in the first quarter of 2003. This compares to 6.2% in the prior year quarter.

                        Next I would like to speak to the highlights of the cash flow statement. The company's net cash from operations for the quarter was the use of $22.4 million versus a $1.1 million source provided last year mainly related to the acquisition related fees and prepaid interest of $25 million. Our cap ex for the quarter was $9.2 million versus $3.4 million in the prior year quarter.

                        In regards to the quarterly income statement the corporation recorded three items that are unusual and which are not expected to recur in the ordinary course of our business.

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                        The three items are as follows; net gain on sale of
                        property to $1.2 million pretax, pre-acquisition interest related to the pending combination of $3.2 million, again pretax. The tax adjustment relating to the reduction of the deferred liability and the tax adjustment to reflect the company's expected income tax rate of 30%.

                        I'll now provide a summary of the income statement. Our first quarter revenue of $511.1 million reflects a revenue decrease of $18.4 million over the same period last year or 3.5%. The 3.5% is reduced to 2.2% when taking into account exiting on profitable accounts, foreign currency fluctuations, debt vestitures and acquisitions.

                        Gross profit margins improved from 31.8% in the first quarter of last year to 32.4% this year. The increase is a result of our continued leverage of our purchasing spend as well as reductions in waste and errors in our manufacturing facilities.

                        For the first quarter SG&A as a percentage of sales decreased 23.5% last year to 21.3% this year. The main reason is the continued cost containment initiatives including back office consolidation and a reduction in IT costs as well as a critical focus on discretionary spending.

                        Our operating income increased from $21.9 million in the first quarter of 2002 to $35.9 million this quarter; an increase of 64%. Depreciation and amortization decreased $1 million to $21.2 million for the first quarter. (Unintelligible) expense increased $3.9 million quarter over quarter which related to the acquisition debt.

                        Our earnings for the first quarter increased from $12.5 million in 2002 to $29.2 million in 2003. Our net earnings as a percentage of sales increased

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                        from 2.4% to 5.7%. As indicated earlier our EPS for the
                        quarter increased from 11 cents to 26 cents. The EPS calculation is based on 113 million shares for 2003 versus 114 in 2002.

                        Next I would like to provide some details on our business segments. Regarding the forms and labels on an organic basis sales fell 4% due to continued buying declines across major print management customers, most significantly in our 250 top customers.

                        Our top 250 customers are down $19.3 million or 18% year over year. This is mainly the result of the current economic conditions as well as the uncertainty related to the war in Iraq. This was partially offset by new customer wins as our effort to penetrate the middle market continues to drive results and we continue to gain market share and improve margins.

                        Despite the decline in sales operating income for the quarter increased by $100,000 primarily due to the continued realization of savings from our continued focus on cost management.

                        In regards to outsourcing sales grew over 7% organically factoring in the company's decision to exit an unprofitable contract. Growth was achieved from new customers as well as increases from existing customers in the financial and telecommunication markets.

                        We continue to see significant opportunities in the sales funnel and the pipeline continues to be strong. Operating income grew $5.5 million or 27%. This was due to savings achieved from cost containment initiatives implemented during 2002 as we consolidated back office functions.

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                        In addition, the methodology for driving manufacturing
                        best practices was put in place in the fourth quarter of 2002 and is beginning to show results.

                        In regards to commercial, overall sales increased by $1.1 million primarily due to foreign currency exchange and increased net sales of Nielsen. The increase of Nielsen is attributable to an extra month of operations which resulted from our January 31, 2002 acquisition closing last year and strong increases in transactional business achieved through cross-selling.

                        This was offset by volumes declines on our domestic direct mail business as customers delayed in deferred mailings due to the impending war with Iraq. Recently however, we have seen bookings firm up and we feel comfortable that we will an experience a normal run rate in the second quarter.

                        Operating income increased 10% to $13.2 million as the impact of a full quarter of Nielsen and increased control of discretionary spending contributed significantly.

                        As we discussed in our last conference call we are accelerating our external financial filings with the SEC. This timeline is a full year ahead of what is required by the regulatory agency. In keeping with this promise made to our investors we will be filing the 10Q by the end of business today.

                        That completes the financial presentation. I'd like to return the call to Mark Angelson.

Mark Angelson:          Thank you Mark. We are ready for questions operator.

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Operator:               At this time I would like to remind everyone if you
                        would like to ask a question press star then the number one on your telephone keypad. Your first question sir comes from (Charles Trauser) of CJS Security.

(Charles Trauser):      Hi good morning and congratulations on delivering what
                        looks like some pretty solid results in a terrible
                        (unintelligible) environment.

Mark Angelson:          Thank you (Charlie).

(Charles Trauser):      A couple of questions for you. First of all, I know you
                        under current, you know, governance rules you can't give out things like free cash flow and EBITDA anymore. But
                        I'm calculating roughly around $57 million of EBITDA.
                        Can you tell me what your cash interest, you know, was in the quarter?

Mark Hiltwein:          Cash interest was about 1.7.

(Charles Trauser):      And cash taxes?

Mark Hiltwein:          Approximately 1.3.

(Charles Trauser):      And you said cap ex was 9.2 in the quarter?

Mark Hiltwein:          That's right.

(Charles Trauser):      All right so that's roughly around $44, $45 million of
                        free cash flow is what I'm calculating.

Mark Hiltwein:          We can't comment on that (Charlie).

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(Charles Trauser):      Okay that's fine. Mark if you could, Mark Angelson, if
                        you could maybe just comment. Now that you're closing what appears to be about a month or so earlier than original expectations on the deal and I know you can't give specifics, is your, you know, quote action plan for the integration, you know, ready to go, you know, now that you're ahead of schedule here? Can you comment on that a little bit?

Mark Angelson:          I will comment briefly and then I'm going to ask Tom
                        Quinlan to make a remark. As I stated in my opening remarks we will be ready to go on May 15 and in fact we are ready to go now. I will remind Tom that we need to be careful here about what we say in terms of what we've been doing exactly between January 17 and now. But if you could do that carefully Tom I would be grateful.

Tom Quinlan:            Thanks Mark. (Charlie) I - just to go back a little bit,
                        expectations as far as closing May 15 has been the timeline to where we've - we thought we would be since we started this. So I wouldn't say that we're ahead.
                        We're excited to the fact that it's only a little bit more than less than three weeks away.

                        But again May 15 is sort of where we've been geared up for and as Mark said we were going to be ready to go come May 15. So the last 90 plus days we've been working diligently on both side. There's been great cooperation on both sides in going through what probably other companies would do on the date that they've closed.

                        We've obviously been mindful of antitrust laws and regulations and have not violating any of those. But we've done all the diligence from an operations standpoint that we are allowed to do as well as from an administrative standpoint. So we're excited about what the next couple of weeks will bring and looking forward to the 15 of May.


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(Charles Trauser):      Great that's (unintelligible).

Operator:               Your next question comes from (Craig Huber) with Morgan
                        Stanley.

(Craig Huber):          Yes good morning. A couple of questions. First one has
                        to do with this 5%, 10%, 15% contingency plans. Could you just kind of go over what your expectation is for the second quarter (unintelligible) revenue bottom line for just pure Moore Corp?

                        And if you saw a revenue decline similar to what you just described at 5%, 10%, 15% (unintelligible) flush out a little bit what your plans would be on the expense side to help offset that and how quickly you could move it? Can you almost do it almost day per day?

                        I mean it seems hard to believe you could reduce expenses fast enough to offset revenue declines as fast as 10% to 15% particularly with given, you know, that you have a couple of other large printers out there Consolidated Graphics and Quebecor World, you know, blow up over the last couple months. Thanks.

Mark Angelson:          I'm going to ask Mark Hiltwein to address that and
                        without endeavoring to characterize where either of the organizations that you mentioned one way or another let me say that having been around the...

(Craig Huber):          I thought I was being gentle.

Mark Angelson:          Understood and you were but just having been around the
                        industry to the full time for sort of eight years now
                        I've never seen a management team like this. And although you're right it's (TAPE GOES BLANK)


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Mark Hiltwein:          But to answer your question I mean we have put together
                        a detailed contingency plan on the expectation that we would be entering into a very, very difficult year both economically and also with the unrest in the Middle East.

                        And what we've done is we have put together very, very specific cost actions in relation to declines in revenue of, you know, the 5% and 10% and 15% that we talked about. And whether that's, you know, taking plants dark, whether that's, you know, whether that's taking out all overtime in the plants or whether its taking out all temporary employees and, you know, we always focus on discretionary spending.

                        So again we've put a very disciplined budget in place throughout all of our plants, throughout all of the business units and feel that we can react not on the day that the quarter is over but act, you know, the first week of the quarter or the third week of the quarter as we see some softening in the environment.

(Craig Huber):          Have you had to put any of those plans in place here so
                        far this quarter?

Mark Angelson:          Let me ask Tom Oliva to respond to that please.

Tom Oliva:              Yes and what we did in building our budgets and in
                        building our organizations we try to create a manufacturing plant built on a variable basis. So as revenue comes in we have the headcount in a temporary labor force is supported. If the revenue does not come in we have the ability to get that out.

                        On a number of occasions in the first quarter we have had either blackouts which the entire plants have been shutdown. We also force vacations during that period of time. We've also had in a number of instances brownouts


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                        where we will shut down portions of the plant that is
                        not supported with the revenue.

                        So again, we put these plans in place and we act upon it very quick. We also have the methodology to look at our business and the incoming revenues, you know, in a short period of time so we know what's going to happen next week and we can react accordingly.

                        We give our employees plenty of notice that we are going to shut the plant down which gives them some freedom, long weekends, things like that to support our employee base. But it allows us to really adjust our workflow accordingly.

(Craig Huber):          Okay and then finally about these sales wins I believe
                        roughly a year ago you won roughly a $200 million contract from United Healthcare. Is there anything similar like that - similarly like that on the horizon here for your company? You mentioned that there was small - I assume a smaller sales win financial servicing telecom. Can you kind of (unintelligible) quantify any of those? Thanks.

Mark Angelson:          Tom Quinlan.

Tom Quinlan:            There's a number of RFP's that are out there on the
                        street that would be good for us to go into. But the - a number of the organizations in corporate America are looking to go ahead and take the same steps that UHG went through last year.

                        So as we sit here today companies are trying to take costs out of their what we'll say are not their core capabilities and are - and where hopefully our industry is going to be the beneficiary of those.


                                      -15-
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Mark Angelson:          Tom Oliva:

Tom Oliva:              Yes we have won a number of - not to the size of a UHG
                        but we have won a number of major contracts in our outsourcing business. These deals were consummated in the fourth quarter and early first quarter.

                        In this particular contract it takes awhile for the jobs to get implemented. There's a lot of programming and technology that needs to be developed and we will start seeing the fruits of these contracts in the later part of the second and early part of the third quarter.

Mark Angelson:          Yeah (Craig) I said at the beginning that our sales
                        pipeline is strong and I mean for that to apply to small deals, big deals across the board. We're, you know, we're okay.

(Craig Huber):          Okay great thank you.

Mark Angelson:          Thank you.

Operator:               Your next question comes from (David Jeffrey) with
                        Paradigm Capital.

(David Jeffrey):        Good morning guys.

Mark Angelson:          Good morning (David).

Man:                    Good morning.

(David Jeffrey):        I'm wondering if you could classify in the forms and
                        labels segment that was down just 4% despite a pretty hefty decline from some of your bigger


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                        customers. Can you characterize some of the customer
                        wins in that category maybe with a few examples? And then talk about the prospects in that mid market for the full year.

Mark Angelson:          Tom.

Tom Oliva:              Yes. We've had as Mark talked about in the financial
                        disclosure we had a number of our larger customers were down in their total spending. But we've been able to offset that partially by a number of wins in the middle market. In the first quarter alone we had close to 900 new customers join us. And what we look at is to have the ability to cross-sell these customers into higher margin platforms such as commercial printing and things like that.

                        So we've had a lot of success mostly in the middle market and we think that that is the growth strategy. The middle market today represents an opportunity of about $1.4 billion. Most of this middle market is serviced by smaller local printers and so we have targeted those particular customers as opportunities. We find them to be higher margin customers and we see that there's substantial growth and on market share opportunities, you know, with that particular segment.

(David Jeffrey):        That's great. And then just finally do you have a
                        headcount at the end of the first quarter?

Mark Angelson:          We have a headcount at the end of last year for both
                        Moore and Wallace together of 19,000 in round numbers, a few more. I don't know that we yet have a detailed headcount for the end of the first quarter.

(David Jeffrey):        No that's great.  Thank you very much.

Man:                    About 11 and a half thousand on the Moore side.

(David Jeffrey):        Eleven and a half thousand Moore. Okay very good. Thanks
                        guys. Congratulations on your quarter.

Mark Angelson:          Thank you.

Operator:               Your next question comes from (Glen Crudlin) with
                        Glenhill Capital.

(Glen Crudlin):         Yeah good morning. I just had a clarification. I didn't
                        follow you Mark on this interest for the acquisition.
                        You had said that cash flow was down $22 million due to fees and accrued interest and you said there was 20 some odd million there. And then you later went on and said there was a - on the - when you were going through extraordinary items you talked about $3.2 million of interest for the acquisition. So I must be mixing apples and oranges.

Mark Hiltwein:          Yeah the $3.2 million is the expenditure for interest
                        expense and discounts, amortized debt issuance costs in the quarter. The $25 million that I talked about as far as the cash flow relates to approximately $10 million of underwriting fees and $15 million of prepaid interest.

Mark Angelson:          This is all a function of the fact that we borrowed the
                        money before we did the deal which we would do again if we had it to do over.

(Glen Crudlin):         Right understood. But the $3.2 million related to
                        existing debt or that is also the acquisition debt?

Mark Hiltwein:          No that's all acquisition related debt and it relates
                        to, you know, deferred issue cost amortization and discount amortization related to the financing.


                                      -18-
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(Glen Crudlin):         Right. Second question is have you seen any change in
                        trend in any of your major businesses since the war has concluded?

Mark Angelson:          Not as of yet. I think there's still - our customers are
                        sitting on the sidelines right now. I think there's some skepticism as to the overall economy and, you know, there's a lot of inquiries but they haven't executed yet the deals.

(Glen Crudlin):         Okay. And then do you have some sense as you put the two
                        companies together your sales force just in terms of numbers how that would look relative to the major competitors in terms of number of people on the street?

Man: The combined sales force we will have roughly 1,200 sales people to 1,500 sales people again pre-synergies. And we are going to evaluate how, you know, our presence. We feel it's important to have feet on the street especially in light of opportunities to go after market share and we're analyzing our competitors as we speak with the combined entity.

(Glen Crudlin):         I see. You don't have a sense of how much Quebecor has
                        or anything like that just for basis?

Man: We're in really different markets than Quebecor and the other major printers. They normally support the retail, magazine and catalog arena. Ours is very heavily transaction related in the forms and label side. So we will have more sales executives on the street. Our average order is much smaller than the large enterprise printers at this point in time. So it will require us to have substantially more sales executives out there.

Mark Angelson:          And remember in the fact that we only compete with the
                        two companies that are larger than us sort of around the periphery is a particularly good thing in


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                        these times. It doesn't matter to us whether for example
                        Time Magazine has 28 pages in it or 128 pages in it. We are much less reliant on advertising related things in the economy.

                        Mark Hiltwein.

Mark Hiltwein:          Yeah in addition (Glen) we've got, you know, we do a
                        substantial amount of business with the Fortune 100, the Fortune 500 and, you know, our game plan is to go into those corporations and penetrate their print management spending. And, you know, today we have a very small market share in many of those customers and what we're looking to do is grow that market share. And we believe that our strategy is going to pay off and we believe that our customers are embracing our one-stop shopping concept.

(Glen Crudlin):         Great thanks very much and good luck with the
                        transaction.

Mark Angelson:          Thanks a lot (Glen).

Operator:               Your next question comes from (Matt Gotling) with
                        Chesapeake Partners.

(Matt Gotling):         Hi guys nice quarter.

Mark Angelson:          Thank you.

(Matt Gotling):         Just - I may have missed this but did you guys give a
                        D&A number for the quarter?

Mark Hiltwein:          Yes we did.  It's $21.2 million.

(Matt Gotling):         Okay.  And then did you say anything on guidance?

Mark Hiltwein:          We did. We said we were comfortable on a standalone
                        basis with what first call has which is 17 cents.

(Matt Gotling):         Okay and then when can we expect to receive updated
                        guidance for Moore - for the Wallace transaction?

Mark Angelson:          Give us a few minutes to get into Wallace before we
                        (unintelligible) please. We'll be back to you later and, you know, as soon as we're comfortable.

(Matt Gotling):         Okay great thanks a lot.

Operator:               Your next question comes from (Robert Revits) with the
                        (David J. Green) & Company.

(Robert Revits):        Yes good morning. A couple of clarifications. The term
                        loan - the $500 million term loan, what's the maturity on that?

Man:                    Seven years.

(Robert Revits):        Okay so in other words the next couple of years you have
                        very little debt principal payment?

Man:                    That is correct.

(Robert Revits):        Okay.

Man:                    Well very little mandatory debt principal
                        (unintelligible).

(Robert Revits):        Right, right. Next question is when - are you going to
                        after the merger report - I notice in your press release everything is in U.S. dollars except earnings per share.
                        Right?

Man:                    No.

Mark Hiltwein:          No that's (unintelligible).

Mark Angelson:          It's all U.S. dollars and it will continue to be all
                        U.S. dollars.

(Robert Revits):        The footnote - the footnote says that under the caption
                        Moore Corporation Limited (unintelligible) statement of operations with quarters ended March 31, etc., U.S.
                        currency except shares and earnings per share.

Man: Because those numbers are - they're numbers as opposed to dollar amounts.

(Robert Revits):        Okay. So in other words your U.S. - your per share
                        earnings in U.S. dollars were 26 cents?

Man:                    On a GAAP basis yes.

(Robert Revits):        Okay, okay. So why are you so garish about the second
                        quarter?

Mark Hiltwein:          (Robert) we - this - our financial statements are in
                        Canadian generally accepted standards. So that 26 cents in a Canadian generally accepted accounting principal if you look at it from a U.S. basis it's actually 30 cents.

(Robert Revits):        Okay.

Mark Hiltwein:          But that's why the footnote is there. Its U.S. dollars,
                        its Canadian GAAP.

(Robert Revits):        Okay. And going forward how are you going to - what's
                        the - what's it going to be? Are we going to...

Mark Hiltwein:          It's going to be Canadian GAAP until the time - until
                        such time that the Canadian OSC allows us to file in U.S. GAAP. So it will be Canadian GAAP until that occurs. We're a Canadian company and therefore we file under Canadian GAAP.

(Robert Revits):        I mean and the surviving company will be Canadian - the
                        Canadian company?

Mark Hiltwein:          That's right.

Mark Angelson:          Nothing's changing.

(Robert Revits):        Okay. What's the big difference anymore between Canadian
                        GAAP and U.S. GAAP? Is it pensions and things like that?

Mark Hiltwein:          Yeah I mean it's basically timing of our post-retirement
                        benefits as well as pension expense. I mean those are the two big items, you know, and it's really more retroactive than anything else.

(Robert Revits):        Okay.

Mark Angelson:          Thank you.

(Robert Revits):        Thank you.

Operator:               At this time you have a follow up question from (Charles
                        Trauser) with CJS Security.

(Charles Trauser):      Just two quick questions. Mark Hiltwein, D&A down again
                        sequentially quarter over quarter. Can you talk about, you know, the dynamic there?

Mark Hiltwein:          Yeah I think it's, you know, some of it is just, you
                        know, reduced cap ex spending and you've got levels rolling off. But, you know, it's probably more impacted by our, you know, reduced cap ex since we've joined the organization back in 2000. Yeah we did, you know, $40 million first year, $43 second year and that was on the heals of doing 130 in the two or three years prior to us coming.

(Charles Trauser):      (Unintelligible) great. And Mark Angelson you mentioned
                        about a - an appropriate form post closing. Have you considered maybe doing an analyst day maybe in New York or something to kind of, you know, refresh everyone what the combined company is going to look like?

Mark Angelson:          Yes.

(Charles Trauser):      That's short and to the point. I like it. Thank you very
                        much guys.

Mark Angelson:          Thanks (Charlie).

                        Let's take a couple more questions.

Operator:               Your next question comes from (David Curdell) with
                        (Raman) Capital.

(David Curdell):        Yes can you just remind me what the pro forma net debt
                        will be if that's been filed in the S4?

Mark Hiltwein:          Yeah we've talked about a billion fifty.

(David Curdell):        Okay.  Great, thanks very m - and that's the net debt?

Mark Hiltwein:          That is - that's growth debt actually. It's probably
                        more like a billion.

Man:                    Figure a billion.

(David Curdell):        Okay great.

Man:                    In round numbers.

(David Curdell):        Great, thanks a lot.

Mark Angelson:          You're welcome.

Operator:               We are pausing.  One moment.

                        Your next question comes form (Craig Huber) with Morgan Stanley.

(Craig Huber):          Yes just a quick follow on, just flush out the corporate
                        expense line, what it did in the quarter and what the major changes there were versus giving the fourth quarter and also a year ago. This is - I view that as a big opportunity for you guys to putting that down in the next couple of years. Thanks.

Mark Angelson:          Yeah thanks (Craig). It was down sequentially both, you
                        know, quarter over quarter and year over year. And again what we've done is we've, you know, we've focused all of our cost center owners on, you know, discipline, budgeting and, you know, we have continued to go back at each one of the cost center owners on a monthly basis to continue the reduction there. And year over year we're down about 17% or about $7 million.

(Craig Huber):          Where do you guys kind of think your corporate expense
                        how you guys allocate it which is much different than other companies do, where corporate expense should be ideally as a percent of your revenues?

Mark Hiltwein:          You know that's a tough question to answer (Craig)
                        because imbedded in that corporate expense number is, you know, some IT costs that we've been working down since we got here. Remember we've always talked about the corporation having about a 10% spend of IT prior to us joining between expenditures and some deferred software. We continue to ratchet that down.

                        That's probably somewhere in the area of $105 to $110 million. Today we believe that we can take that down another 15 to 25 to, you know, even $30 million. And, you know, we believe that there's some additional room elsewhere for us to take costs out throughout the corporate function.

(Craig Huber):          Great thank you.

Mark Hiltwein:          Okay.

Operator:               Ladies and gentlemen we have reached the allotted time
                        for questions and answers. Mr. Angelson are there any closing remarks?

Mark Angelson:          No. We'll be back to you as soon as we have more to say.
                        We are very keen to get into Wallace and get going.
                        We've done our homework, we're ready and we will back to you with further reports in due course. And we thank all of you for your questions this morning and for listening to us and we wish you all the best.

                                       END

THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF WALLACE COMPUTER SERVICES, INC. MOORE CORPORATION LIMITED HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION CONTAINING A PROXY STATEMENT/PROSPECTUS TO BE MAILED TO WALLACE COMPUTER SERVICES SECURITY HOLDERS CONCERNING THE PLANNED MERGER OF WALLACE COMPUTER SERVICES INTO A SUBSIDIARY OF MOORE CORPORATION. INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF STOCKHOLDERS OF WALLACE IN CONNECTION WITH THE PROPOSED MERGER, AND THEIR INTERESTS IN THE SOLICITATION, IS SET FORTH IN A PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC. INFORMATION REGARDING THE INTERESTS OF WALLACE'S OFFICERS AND DIRECTORS IN THE TRANSACTION WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS. WE URGE INVESTORS IN WALLACE COMPUTER SERVICES TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY MOORE CORPORATION WILL BE AVAILABLE FREE OF CHARGE FROM MOORE CORPORATION LIMITED, C/O MOORE EXECUTIVE OFFICES, ONE CANTERBURY GREEN, STAMFORD, CONNECTICUT 06901, ATTENTION: INVESTOR RELATIONS, TEL. (203) 406-3700 OR AT WWW.MOORE.COM. DOCUMENTS FILED WITH THE SEC BY WALLACE COMPUTER SERVICES WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR RELATIONS, WALLACE COMPUTER SERVICES, INC., 2275 CABOT DRIVE, LISLE, IL 60532-3630, TEL.
(630) 588-5000.